Appendix A
to the Amended and Restated Operating Expenses Limitation Agreement

(as amended on September 9, 2026 to add the Logan Capital International ETF and reflect the name change of the Logan Capital Broad Innovative Growth ETF to Logan Capital Large Cap Growth ETF)

Fund and Share Class	Operating Expense Limit
Logan Capital Large Cap Growth ETF	0.99%
Logan Capital International ETF	0.99%

ADVISORS SERIES TRUST	LOGAN CAPITAL MANAGEMENT, INC.
on behalf of the series listed on Appendix A

By: /s/ Jeffrey T. Rauman	By: /s/ Mary T. Evans

Print Name: Jeffrey T. Rauman	Print Name: Mary T. Evans

Title: President	Title: COO, CCO